FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 10, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 10, 2003                                   By:  VICTORIA LLEWELLYN
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                             Director's Interests



I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc (each ADR represents two Ordinary Shares) in respect of the under-mentioned Directors arising from the reinvestment of the dividend paid to Ordinary Share ADR holderson 3 January 2003 through the US Global BuyDirect Plan administered by The Bank of New York:


Mr D F McHenry     Beneficial interest in 0.2554 of an Ordinary
                   Share ADR purchased at a price of $39.0290 per ADR.

Mr J H McArthur    Beneficial interest in 33.5474 Ordinary Share
                   ADRs purchased at a price of US$ 39.0290 per ADR.

The Directors and the Company were advised of this information on 9 January
2003.

S M Bicknell
Company Secretary

10 January 2003

                                  Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

9 January 2003   The Administrators of the GlaxoSmithKline US Retirement
                 Savings Plan ("the Plan") notified  GlaxoSmithKline plc on 10
                 January 2003, that as a result of movement in the fund on the 9 January 2003, the number of Ordinary Share ADRs held by the fund had decreased from 18,320,180 to 18,281,390 at an average price of $39.73.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

10 January 2003